UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 26, 2023, the Company completed a private placement (the “June 2023 Private Placement”) and issued an unsecured convertible note with an aggregate principal amount of $3,341,176 (the “June 2023 Note”) to Target Capital 14, LLC (“Target Capital”).

In connection with the June 2023 Private Placement, on November 8, 2023, the Company entered into a letter agreement (the “Amendment”) with Target Capital to amend the conversion price of the June 2023 Note to $1.53 per share and Target Capital agreed to convert as promptly as commercially reasonable all amounts outstanding under the June 2023 Note. In consideration of the foregoing, the Company issued to Target Capital a pre-funded warrant (the “Pre-Funded Warrant”) to purchase 9,500,000 common shares, with no par value, of the Company (the “Warrant Shares”). The pre-funded warrants have an exercise price of $0.0001, are exercisable for a term of 5 years, commencing on the date of issuance and have demand registration rights.

The description of the Amendment and Pre-Funded Warrant set forth above is qualified in its entirety by reference to the full text of the Amendment and Pre-Funded Warrant, respectively, which are attached hereto as Exhibits 10.1 and 10.2, respectively.

Exhibits:

10.1	Form of Amendment
10.2	Form of Pre-Funded Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	November 8, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer